SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed

Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

Orrin S. Shifrin

CommonWealth REIT

Two North Riverside Plaza, Suite 600

Chicago, IL 60606

(312) 646-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS CommonWealth REIT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 22,000,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 2 of 6 pages

EXPLANATORY NOTE

This Schedule 13D (the “Schedule 13D”) reflects the ownership by CommonWealth REIT, a Maryland real estate investment trust (“CommonWealth”), of common shares of beneficial interest, $0.01 par value per share (the “Shares”), of Select Income REIT, a Maryland real estate investment trust (the “Issuer”).

CommonWealth, together with Reit Management & Research LLC, a Delaware limited liability company (“RMR”), Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”), Barry M. Portnoy and Adam D. Portnoy (RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy are collectively referred to herein as the “Prior Reporting Persons”), initially filed a joint Schedule 13D with the Securities and Exchange Commission (the “SEC”) on September 21, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 12, 2012, Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 26, 2013 and Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 8, 2013 (as amended, the “Prior Schedule 13D”).

On March 25, 2014, Mr. Barry Portnoy and Mr. Adam Portnoy ceased to be Trustees of CommonWealth. On May 23, 2014, at a special meeting of CommonWealth’s shareholders held for the purpose of electing new Trustees of CommonWealth, Sam Zell, James Corl, Edward Glickman, David Helfand, Peter Linneman, Jim Lozier and Kenneth Shea were elected Trustees of CommonWealth.

Given the change in the Board of Trustees of CommonWealth, on May 23, 2014, the Prior Reporting Persons filed Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”) to report that they no longer may be deemed to beneficially own the 22,000,000 Shares owned by CommonWealth and that Amendment No. 4 constituted the final amendment to the Prior Reporting Persons’ Prior Schedule 13D and an exit filing for the Prior Reporting Persons. No amendment to the Prior Schedule 13D as to CommonWealth as a reporting person was made by Amendment No. 4.

This Schedule 13D is being filed solely on behalf of CommonWealth and supersedes the Prior Schedule 13D as it relates to CommonWealth. This Schedule 13D also reflects a material decrease in the percentage of Shares beneficially owned by CommonWealth, due to the issuance of additional Shares by the Issuer on May 20, 2014, as more fully described below.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Shares of the Issuer. The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by CommonWealth, a Maryland real estate investment trust (“REIT”), with principal business offices located at Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. CommonWealth’s principal business is to operate as a REIT.

During the past five years, CommonWealth (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 3 of 6 pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 16, 2012, CommonWealth transferred 251 of its properties to the Issuer, which was, at that time, a wholly owned subsidiary of CommonWealth. In return, the Issuer issued to CommonWealth 22,000,000 Shares (including 1,000 Shares initially issued to CommonWealth on December 21, 2011) and a $400 million demand promissory note.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth in Item 6 is hereby incorporated herein by reference.

CommonWealth will continue to evaluate its ownership of Shares of the Issuer and may consider the following future courses of action: (i) continuing to hold the Shares for investment; (ii) disposing of all or a portion of the Shares in open market sales or in privately-negotiated transactions; or (iii) acquiring additional Shares in open market or in privately-negotiated transactions. CommonWealth has not as yet determined which of the courses of action specified in this paragraph it may ultimately take. CommonWealth’s future actions with regard to this investment are dependent on its evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Shares, the Issuer’s business and the business operations of CommonWealth.

Other than as set forth above, CommonWealth does not have any plans or proposals that would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of trustees or management of the Issuer, including any plans or proposals to change the number or terms of trustees or to fill any existing vacancies on the board of trustees;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ; or

(j)	any action similar to any of those enumerated above.

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 4 of 6 pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)

CommonWealth beneficially owns an aggregate of 22,000,000 Shares. In connection with its underwritten public offering on May 20, 2014, the Issuer issued 9,000,000 additional Shares, thereby reducing CommonWealth’s percentage of ownership of Shares of SIR outstanding from 44.1% immediately prior to the offering to 37.4% immediately thereafter. The percentage of ownership reported on the cover page and in this Item 5 is based on a total of 55,885,817 Shares outstanding as of May 20, 2014, based on the Issuer’s Prospectus Supplement dated May 14, 2014, assuming the issuance of the 9,000,000 Shares pursuant thereto on May 20, 2014 in accordance therewith. CommonWealth has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all 22,000,000 Shares it beneficially owns.

(c)	CommonWealth has not effected any transaction in the Issuer’s Shares during the past 60 days.

(d)

To the best knowledge of CommonWealth, no person other than CommonWealth has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by CommonWealth identified in this Item 5.

(e)	Not applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer was formed on December 19, 2011 as a real estate investment trust focused on owning and investing in net leased, single tenant properties. On February 16, 2012, CommonWealth transferred 251 properties to the Issuer, and, in return, the Issuer issued to CommonWealth 22,000,000 Shares (including the 1,000 Shares initially issued to CommonWealth) and a $400 million demand promissory note. The Issuer filed a registration statement on Form S-11 with respect to its initial public offering of Shares, which was declared effective by the SEC on March 6, 2012, at which time the registration of the Shares under the Act also became effective. On March 12, 2012, the Issuer completed its issuance and sale of 9,200,000 Shares in its initial public offering (including 1,200,000 Shares sold pursuant to an underwriters’ overallotment option). Giving effect to its initial public offering, the Issuer remained a subsidiary of CommonWealth.

In connection with the Issuer’s initial public offering, CommonWealth and the Issuer entered into a transaction agreement between CommonWealth and the Issuer, which provides, among other things, that each of CommonWealth and the Issuer will cooperate to enforce the ownership limitations in its respective declaration of trust as may be appropriate to qualify for and maintain REIT tax status and otherwise to promote its respective orderly governance and future relations.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1

Transaction Agreement, dated March 12, 2012, between CommonWealth REIT and Select Income REIT. (Incorporated by reference to Exhibit 10.1 to CommonWealth REIT’s Current Report on Form 8-K dated March 12, 2012, File No. 001-09317.)

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 5 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2014
(Date)

COMMONWEALTH REIT

/s/ Orrin S. Shifrin
(Signature)

Orrin S. Shifrin, General Counsel and Secretary
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001